16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 31, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 31, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors announces Joint Venture with Jayem Automotives for Special Performance Vehicles

Mumbai, March 31, 2017:Tata Motors today announced the launch of JT Special Vehicles Pvt. Ltd., a 50:50 joint venture with Jayem Automotives Pvt. Ltd., for the development of special performance vehicles based on the latest series products. As part of the agreement, both Tata Motors and Jayem Automotives will work towards performance enhancement and appearance of series vehicles to offer an exciting and innovative range of niche aspirational products for the passenger car customers.

Announcing this JV, Guenter Butschek, CEO and Managing Director, Tata Motors, said, "We are delighted to partner with Jayem, a brand known for its capabilities in concept creation and prototyping of special performance vehicles. This partnership is a step towards creating long-term relationships as a part of our transformation journey and to bring more exciting performance variants to our product range"

Commenting on this partnership, J Anand, Managing Director, Jayem Automotives Pvt Ltd, said "We are excited about our joint venture with Tata Motors and to be a part of their transformation journey. We aim to bring World Class Performance Products to market in a short time, and to fulfil expectations of passionate customers in the niche segment of sportier cars."

JT Special Vehicles Pvt. Ltd. will develop a range of performance vehicles in a phased manner at a dedicated line, currently being explored at Coimbatore. With all processes including design, precision machining, assembly, and testing facilities driven under one roof, this facility will aim to deliver the next level of personalization and enhanced performance with agility and efficiency.

As part of Tata Motors' Passenger Vehicle business strategy, while an architecture approach with two platform strategy will reduce complexity, these special performance vehicles will be targeted to augment the latest product range in our vision to build aspirational cars.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.